EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						Nine months ended
	1999	2000	2001	2002	2003	September 30, 2004

Fixed Charges and Preferred Stock Dividends:

Interest	$ 233	$ 308	$ 358	$ 350	$ 351	$ 244

Interest portion of annual rentals	10	8	6	6	5	4

Preferred dividends of subsidiaries (1)	16	18	16	14	11	9

Combined fixed charges and preferred stock
dividends for purpose of ratio	$ 259	$ 334	$ 380	$ 370	$ 367	$ 257

Earnings:

Pretax income from continuing operations	$ 573	$ 699	$ 731	$ 721	$ 742	$ 772

Total fixed charges (from above)	259	334	380	370	367	257

Less:
Interest capitalized	1	3	11	29	26	6
Equity in income (loss) of unconsolidated
subsidiaries and joint ventures	-	62	12	(55)	8	23

Total earnings for purpose of ratio	$ 831	$ 968	$ 1,088	$ 1,117	$ 1,075	$ 1,000

Ratio of earnings to combined fixed charges
and preferred stock dividends	3.21	2.90	2.86	3.02	2.93	3.89

(1) In computing this ratio, "Preferred dividends of subsidiaries" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.